

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2011

<u>Via Facsimile</u>
Liu Chuanling
Chief Executive Officer
Transit Management Holding Corp.
No. 18, Seventh Xinggong Road,
Jiangdong District, Jiangshan City,
Zhejiang, People's Republic of China 324019

     Re: Transit Management Holding Corp.
              Form 8-K
              Filed May 16, 2011
              File No. 000-53106

Dear Mr. Chuanling:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Kevin Woody

                                 Kevin Woody
                                 Branch Chief